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Exhibit 8

March 22, 2000

Board of Directors
Indiana United Bancorp
201 North Broadway
Greensburg, IN 47240

Re: Federal tax consequences of the merger of First Affiliated Bancorp, Inc. with and into FAB Merger Corporation

To the Members of the Board:

    You have requested our opinion with respect to the federal income tax consequences of the proposed merger of First Affiliated Bancorp, Inc. ("Company") an Illinois corporation, with and into FAB Merger Corporation ("Merger Sub"), an Indiana corporation and wholly-owned subsidiary of Indiana United Bancorp ("Parent") (the "Merger"), pursuant to the Amended and Restated Agreement and Plan of Merger (the "Agreement") dated as of November 5, 1999 which provides for a statutory merger under Indiana law and Illinois law between Company and Merger Sub. Upon consummation of the Merger, the separate existence of Company shall cease and Merger Sub will be the continuing and surviving corporation, and Merger Sub will own all of the outstanding stock of Company's wholly-owned subsidiary, Capstone Bank, N.A. ("Capstone"), a qualified subchapter S subsidiary within the meaning of section 1361(b)(3) of the Internal Revenue Code of 1986, as Amended ("Code").

    The proposed transaction and the parties are described in the Agreement. The Agreement provides that the Indianapolis office of Crowe, Chizek and Company LLP shall provide a tax opinion dated as of the Effective Time, as well as a tax opinion dated as of the Closing Date. This document constitutes our opinion dated as of the Effective Time. We have made such inquiries and have examined such documents and records as we have deemed appropriate for the purpose of this opinion. In rendering this opinion, we have received certain written representations of Parent and Merger Sub, Company and Capstone. These representations are required to be furnished prior to the execution and delivery of this letter. We will rely upon the accuracy of the representations of Parent, Merger Sub, Company and Capstone and the statements of fact contained in the examined documents, particularly the Agreement. We also have assumed the authenticity of all signatures, the legal capacity of all natural persons and the conformity to the originals of all documents submitted to us as copies. Each capitalized term used herein, unless otherwise defined, has the meaning set forth in the Agreement. We have assumed that the transaction will be consummated strictly in accordance with the terms of the Agreement.

    The Agreement (including exhibits) and the Form S-4 filed with the Securities and Exchange Commission contain detailed descriptions of the parties to the Merger and the Merger itself. These documents as well as the representations provided by Parent and Merger Sub, Company and Capstone are incorporated in this letter as part of the statement of the facts.

    In order to effect the Merger, each share of the common stock, without par value, of Company (Company Common Stock) issued and outstanding immediately prior to the Effective Time other than Dissenting Shares, shall be converted into the right to receive 4.4167 shares of Parent common stock ("Parent Common Stock") without par value. Fractional shares shall be paid in cash. Dissenting Shareholders will receive cash equal to the fair market value of their shares of Company Common Stock.

Opinion

    Based upon the facts set forth above and in the Agreement, the representations discussed above, and assuming that the Merger is effected in accordance with the terms of the Agreement between Parent, Merger Sub and Company as well as in conformity with applicable state and federal laws, rules and regulations, and taking into consideration the limitations discussed in this opinion, it is our opinion that under current federal law pursuant to the Code:

1.
For federal income tax purposes, the Merger of Company with and into Merger Sub will be treated as a transfer by Company of the assets and liabilities of Company and Capstone to Merger Sub in exchange for Parent stock followed by Merger Sub's transfer of the Capstone assets and liabilities to Capstone in exchange for Capstone stock (Treas. Reg. section 1.1361-5(b)(3), Example 9).

2.
Provided the proposed Merger of Company with and into Merger Sub qualifies as a statutory merger under Illinois law and Indiana law, the acquisition of substantially all of the assets of Company and the deemed acquisition of substantially all of the assets of Capstone by Merger Sub in exchange for Parent stock and the assumption by Merger Sub of the liabilities of Company and the deemed assumption of the liabilities of Capstone will constitute a reorganization within the meaning of sections 368(a)(1)(A) and (a)(2)(D) of the Code. Parent, Merger Sub and Company will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

3.
The deemed transfer by Merger Sub of the Capstone assets to Capstone in exchange for Capstone stock will not disqualify the reorganization (section 368(a)(2)(C) of the Code and Revenue Ruling 72-576, 1976-2 C.B. 217).

4.
No gain or loss will be recognized by Company on the transfer of the assets of Company and the deemed transfer of the assets of Capstone to Merger Sub in exchange for Parent common stock and the assumption of the liabilities of Company and the deemed assumption of the liabilities of Capstone (sections 361 and 357(a) of the Code).

5.
No gain or loss will be recognized by either Parent or Merger Sub on the acquisition by Merger Sub of the assets of Company and the deemed acquisition of the assets of Capstone in exchange for Parent common stock and the assumption of liabilities of Company and the deemed assumption of the liabilities of Capstone (Revenue Ruling 57-278, 1957-1 C.B. 124).

6.
The basis of the assets of Company and Capstone to be received and deemed received by Merger Sub will be the same as the basis of those assets in the hands of Company immediately prior to the Merger (section 362(b) of the Code).

7.
The basis of the Merger Sub common stock in the hands of Parent will be increased by an amount equal to the basis of the Company and Capstone assets in the hands of Merger Sub decreased by the sum of the amount of the liabilities of Company and Capstone assumed and deemed assumed by Merger Sub and the amount of liabilities to which the assets of Company and Capstone are subject (Treas. Reg. section 1.358-6(c)(1)(i)).

8.
The holding period of the assets of Company and Capstone to be received and deemed received by Merger Sub will include the holding period of those assets in the hands of Company immediately prior to the Merger (section 1223(2) of the Code).

9.
Capstone's basis of the assets deemed transferred to it from Merger Sub will be the same as Merger Sub's basis in the assets immediately prior to the deemed transfer (section 362 of the Code).

10.
Capstone's holding period for the assets deemed transferred to it by Merger Sub will include Merger Sub's holding period for those assets (section 1223(2) of the Code).

11.
No gain or loss will be recognized by the shareholders of Company who receive shares of Parent Common Stock in exchange for all of their shares of Company Common Stock (section 354(a)(1) of the Code).

12.
The basis of the Parent Common Stock received by shareholders of Company in the Merger will be the same as the basis of the Company Common Stock surrendered in exchange therefor, decreased by the amount of any cash received, and increased by the amount of any gain recognized in the exchange (section 358(a) of the Code).

13.
The holding period of the Parent Common Stock received by Company shareholders will include the holding period of the Company Common Stock surrendered therefor, provided that the Company Common Stock was held as a capital asset in the hands of the shareholders of Company on the date of the exchange (section 1223(1) of the Code).

14.
A Company shareholder who receives cash in the Merger in lieu of a fractional share of Parent Common Stock will be treated as if the fractional share had been received in the Merger and then redeemed by Parent in return for the cash. The receipt of such cash will cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such holder's adjusted tax basis in the shares of Parent Common Stock allocable to the fractional share section (section 302(a) of the Code).

15.
Where solely cash is received by a dissenting Company shareholder, such cash will be treated as having been received by that shareholder as a distribution in redemption of his Company shares, subject to the provisions and limitations of section 302 of the Code. Where as a result of such distribution, a shareholder owns no Parent stock, either directly or through the application of section 318(a) of the Code, the redemption will be a complete termination of interest within the meaning of section 302(b)(3) of the Code and such cash will be treated as a distribution in full payment in exchange for his Company Common Stock. Under section 1001 of the Code, gain or (subject to the limitations of section 267 of the Code) loss will be recognized to such shareholder in an amount equal to the difference between the amount of such cash and the adjusted basis of the Company Common Stock surrendered, as determined under section 1011 of the Code (Revenue Ruling 74-515, 1974-2 C.B. 118).

LIMITATIONS OF OPINION

    Our opinion expressed herein is based solely upon current provisions of the Code including applicable regulations thereunder and current judicial and administrative authority. Any future amendment to the Code or applicable regulations, or new judicial decisions or administrative interpretations, any of which could be retroactive in effect, could cause us to modify our opinion. Our opinion is not binding on the Internal Revenue Service, and the Internal Revenue Service could disagree with the conclusions reached in the opinion. In the event of such disagreement, there can be no assurance that the Internal Revenue Service would not prevail in a judicial proceeding, although we believe that the positions expressed in our opinion would prevail if the matters are challenged.

    No opinion is expressed, implied or otherwise, concerning the federal income tax consequences associated with the receipt of Parent Common Stock by Company shareholders in exchange for unexercised Company stock options outstanding. Further, no opinion is expressed under the provisions of any of the other sections of the Code including applicable regulations which may also be applicable thereto, or to the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction which are not specifically covered by the opinion set forth above.

    If any fact or assumption contained in this opinion letter changes, it is imperative we be notified to determine the effect, if any, on the conclusions reached herein.

    We hereby consent to the reference to our Firm under the heading "Material Federal Income Tax Consequences" in the Prospectus which forms a part of the Registration Statement, and to the filing of this opinion as an exhibit thereto.

Respectfully submitted,

Crowe, Chizek and Company LLP

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LIMITATIONS OF OPINION